UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the sale of the Albacora Leste field

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Rio de Janeiro, April 28, 2021 – Petróleo Brasileiro S.A, – Petrobras, following up on the release disclosed on 04/27/2021, informs that it signed today with Petro Rio Jaguar Petróleo LTDA. (PetroRio), a subsidiary of Petro Rio S.A., a contract for the sale of its total interest in the Albacora Leste concession, located predominantly in deep waters in the Campos Basin.

The total amount of the sale is up to US$ 2.20 billion, being (a) US$ 292.7 million paid on today's date; (b) US$ 1.66 billion to be paid at the closing of the transaction and (c) up to US$ 250 million in contingent payments, depending on future Brent quotations. The amounts do not consider adjustments due until the closing of the transaction, which is subject to compliance with certain precedent conditions, such as the non-exercise of the right of first refusal by the current consortium member Repsol Sinopec Brasil, the approval by the Administrative Council for Economic Defense (CADE) and by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

This disclosure is in accordance with Petrobras' internal rules and the provisions of the special procedure for the assignment of rights of exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the company's portfolio management strategy and the improved allocation of its capital, aiming to maximize value and provide greater return to society. Petrobras continues to increasingly concentrate its resources on assets that have shown great competitive edge over the years, with lower greenhouse gas emissions.

About Albacora Leste

The Albacora Leste field has an area of 511.56 km2 and is located in the northern area of the Campos Basin, in water depths ranging from 1,000 to 2,150 m, at a distance of about 120 km from Cabo de São Tomé. The average daily production of Albacora Leste from January to March 2022 was 25.4 thousand barrels of oil per day and 615.3 thousand m3/day of gas. Petrobras is the field operator with a 90% stake and the remaining 10% belong to Repsol Sinopec Brasil.

About PetroRio

Petro Rio Jaguar Petróleo Ltda (PetroRio) is a wholly owned subsidiary of PetroRio S.A.. PetroRio is the largest independent oil and gas company in Brazil, focusing on the acquisition, redevelopment and efficient and safe operation of mature fields, with operations concentrated in the Campos Basin.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer